NOTES TO STATEMENT OF FINANCIAL CONDITION
September 30, 2016
[Expressed in U.S. dollars]

1. NATURE OF OPERATIONS

Haywood Securities (U.S.A.) Inc. [the "Company"] is a broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company was incorporated under the laws of British Columbia, Canada on September 9, 1996.

The Company is a wholly owned subsidiary of Haywood Securities Inc. ["HSI"], a Canadian company regulated by the Investment Industry Regulatory Organization of Canada ["IIROC"].

The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for retail clients through Hilltop Securities, Inc. and self clears all institutional business directly.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Revenue recognition

Commission revenue consists of revenue generated through traditional commission-based brokerage services, recognized on a trade-date basis. It also includes new issue and private placements revenue consisting of finders' fees and commissions earned on initial and secondary public offerings and private placements of securities. Revenue from finders' fees and commissions earned on initial and secondary public offerings and private placements of securities are recorded when the underlying transaction is substantially completed under the engagement terms and the related revenue is reasonably determinable.

Investment banking revenue consists of underwriting fees, management and advisory fees, and commissions earned on corporate finance activities. Revenue from underwritings, mergers and acquisitions, and other corporate finance activities is recorded when the underlying transaction is substantially completed under the engagement terms and the related revenue is reasonably determinable. Management and advisory fees are recognized on an accrual basis.



Research fee income consists of fee income earned by the Company for services performed in connection with research activities for institutional clients. Fee income is recognized using the proportional performance method, and is recognized proportionately over the life of the contract.

Interest revenue consists of amounts earned on cash deposited in bank accounts and on client balances held at Hilltop Securities, Inc. Interest is recognized on an accrual basis.

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Foreign currency translation

The functional currency of the Company is the U.S. dollar. Monetary asset and liability accounts denominated in foreign currencies are translated into United States dollars at the exchange rate in effect at the statement of financial position date.

Income taxes

The amount of current and deferred income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not (greater than 50% probability) of being realized. The deferred tax liabilities and assets are measured using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.



The Company recognizes a tax benefit if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by taxing authorities based on the merits of the position. The tax benefit recognized in the financial statements is measured based on the largest amount of benefit that is more likely than not to be realized upon settlement. The difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to this guidance represents an unrecognized tax benefit. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses.

Fair value measurements

Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

As at September 30, 2016, the valuation of the Company's financial assets and liabilities recorded at fair value meet the definition of Level 1 inputs.





[Expressed in U.S. dollars]

3. STANDARDS ISSUED BUT NOT YET EFFECTIVE

ASU No. 2016-02, Leases

In February 2016, the FASB issued Accounting Standards Update 2015-02 (ASU 2016-02), *Leases (Topic 842)*, that will supersede previous lease accounting standards in US GAAP. For public entities, the guidance is effective for fiscal years beginning after December 15, 2018. For all other entities, the standard is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption would be permitted for all entities. The Company is still in the process of assessing the impact of these changes.

ASU No. 2016-01, Financial Instruments

In January 2016, the FASB issued Accounting Standards Update 2016-01 (ASU 2016-01), *Financial Instruments – Overall (Subtopic 825-10).* ASU 2016-01 provides comprehensive guidance on the revenue recognition and measurement of financial assets and financial liabilities. The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is only permitted with certain exceptions (refer to ASU 2016-01 for details). The Company is still in the process of assessing the impact of these changes.

ASU No. 2015-17, Income Taxes – Balance Sheet Classification of Deferred Taxes

In November 2015, the FASB issued Accounting Standards Update 2015-17 (ASU 2015-17), *Income Taxes (Topic 740) – Balance Sheet Classification of Deferred Taxes*. ASU 2015-17 eliminates the requirement that deferred tax liabilities and assets be separated into current and noncurrent amounts on the statement of financial position. The guidance is effective for fiscal years beginning after December 15, 2016 with early adoption permitted. This update is not expected to have an impact on the Company's financial statements.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, restricted cash, accounts receivable, amounts due to/from customers, amounts due to/from brokers/dealers, deposits and amounts receivable from brokers/dealers, amounts due to/from HSI, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest,

currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is managed by the Company's overall credit risk management framework, including monitoring credit exposures, obtaining collateral, limiting transactions with specific counterparties and assessing the creditworthiness of counterparties.

As at September 30, 2016, the maximum exposure to credit risk relating to cash, restricted cash, amounts due to/from customers, amounts due to/from brokers/dealers, and other accounts receivable without consideration of collateral is represented by the carrying values on the Company's statement of financial position.

Foreign Exchange Risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in a loss. The Company's primary foreign exchange risk results from pending settlements in foreign currencies and cash balances denominated in foreign currencies. The Company minimizes its exposure to foreign exchange risk through daily monitoring.

The following table summarizes the effects on net gain as a result of a 5% change in the value of the Canadian dollar, which is the only foreign currency where the Company has significant exposure. The analysis assumes all other variables remain constant.

Currency	Effect of a 5% appreciation in foreign exchange rate $	Effect of a 5% depreciation in foreign exchange rate $
Canadian dollar	8,331	(8,331)



NOTES TO STATEMENT OF FINANCIAL CONDITION
September 30, 2016
[Expressed in U.S. dollars]

5. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash on deposit of $946,952 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the SEC.

6. DEPOSITS AND AMOUNTS RECEIVABLE FROM CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Southwest Securities, Inc., the Company is required to maintain a clearing deposit. The clearing deposit was $51,102 as at September 30, 2016 and is recorded in deposits and amounts receivable from clearing broker on the statement of financial condition.

7. COMMON STOCK

	2016 $
Authorized	
10,000 common shares without par value	
Issued and outstanding	
10 common shares	100

8. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

[a] At September 30, 2016, amounts due from brokers/dealers represent amounts due from HSI for failed settlements on trades executed in the normal course of business.

[b] Subordinate Loan Repayment - As of September 14, 2016, the subordinated loan receivable has been repaid in full by HSI, including interest. The schedule below indicates the outstanding subordinated loan at each month end along with the interest rate. The loan was



covered by an agreement approved by HSI's regulatory authority, IIROC, and was not be repaid without IIROC's approval.

Month End	Balance of Loan (USD)	Interest Rate
Oct-15	2,262,633	10%
Nov-15	2,762,633	10%
Dec-15	2,762,633	10%
Jan-16	2,762,633	10%
Feb-16	2,762,633	18%
Mar-16	2,762,633	18%
Apr-16	2,762,633	18%
May-16	2,762,633	18%
Jun-16	2,662,633	18%
Jul-16	2,262,633	18%
Aug-16	1,862,000	18%
Sep-16	—	18%

9. INCOME TAXES

The Company is taxed in a Canadian jurisdiction and as such is bound by Canadian tax laws. Tax liabilities are settled in Canadian dollars.

The tax effect of temporary differences that give rise to significant portions of the deferred tax liabilities are as follows:

	2016 $
Other	3,507
Deferred tax liabilities	3,507





[Expressed in U.S. dollars]

The Company files income tax returns in the Canadian jurisdiction. The Company is no longer subject to Federal or Provincial examinations by tax authorities for years before 2011. The Company does not have any unrecognized tax benefits as at September 30, 2016.

10. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, including Indirect Guarantees of Indebtedness of Others, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Southwest Securities, Inc., the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At September 30, 2016, the total amount of customer balances maintained by its clearing broker subject to such indemnification was $2,477. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events that occurred from September 30, 2016 through to November 29, 2016, that being the date the financial statements were available to be issued. No issues or transactions have occurred in that period that would require recognition or disclosure in the financial statements of the Company.

12. REGULATORY NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $250,000. At September 30, 2016, the Company had net capital of $3,479,828, an excess of $3,229,828 over the minimum requirements.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules and requirements of other regulatory bodies.

NOTES TO STATEMENT OF FINANCIAL CONDITION
September 30, 2016
[Expressed in U.S. dollars]

